Exhibit 99(1)




                                    KERNZER


        FROM:     Kerzner International Limited
                  The Bahamas
                  Investor Contact:  Omar Palacios
                  Tel:  +1.242.363.6018
                  Media Contact:  Lauren Snyder
                  Tel:  +1.242.363.6018


FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------


                        KERZNER PROMOTES HOWARD KARAWAN
                   TO DIVISIONAL PRESIDENT/MANAGING DIRECTOR


PARADISE ISLAND, THE BAHAMAS, DECEMBER 21, 2004 - Kerzner International Limited (NYSE:KZL) (the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotels, today announced the promotion of Howard Karawan to Divisional President/Managing Director of the Company's Destination Resorts business, effective immediately. Mr. Karawan, formerly Executive Vice President and Chief Marketing Officer, will oversee the Company's flagship property, Atlantis, Paradise Island in The Bahamas, and its anticipated future destination resorts, Atlantis, The Palm in Dubai and Mazagan in El Jadida, Morocco, and will report directly to the Company's Chief Executive Officer, Butch Kerzner.

Butch Kerzner commented, "Howard has been an integral contributor to our success and growth over the past ten years. His sound judgment, expertise in brand management and strategic understanding of our business will prove invaluable as we build for the future. Howard and his outstanding team have extended Atlantis, Paradise Island's presence in the travel and leisure industry and have turned Atlantis into one of the most widely recognized brands in the world. Thanks to the success of our Paradise Island property, we can continue to expand this brand globally and grow our Destination Resorts business into other markets."

Mr. Karawan, 43, first joined the Company ten years ago as Vice President, Sales & Marketing, responsible for the Company's marketing activities on Paradise Island. Mr. Karawan was responsible for the re-launch of Atlantis, Paradise Island following the completion of the $640 million Phase II expansion project, as well as the sustained positioning of the resort on a global level. Atlantis, Paradise Island has consistently achieved one of the highest occupancy levels of any major resort in the Caribbean and is considered the catalyst for the revitalization of tourism in The Bahamas. Since 1999, Mr. Karawan has held the position of Executive Vice President and Chief Marketing Officer,

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where he has been instrumental in developing the overall strategic direction of the Company's destination resort businesses, putting One&Only Resorts on the map and overseeing the Company's worldwide marketing and brand management activities.

Today's appointment fills the third senior executive slot in the Company's three lines of business: International Gaming, headed by Divisional President/Managing Director Tobin Prior, One&Only Resorts, headed by Divisional President/Managing Director J.T. Kuhlman and Destination Resorts, which will now be headed by Mr. Karawan.

ABOUT THE COMPANY

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.